NO ACT

DC
PE
1-8-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040714

Received SEC
FEB 25 2008
Washington, DC 20549

February 25, 2008

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/25/2008

Re: Union Pacific Corporation
Incoming letter dated January 8, 2008

Dear Mr. Mueller:

This is in response to your letter dated January 8, 2008 concerning the shareholder proposal submitted to Union Pacific by the Teamsters General Fund. We also have received a letter from the proponent dated January 17, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

PROCESSED
MAR 06 2008 E
THOMSON
FINANCIAL

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmeuller@gibsondunn.com

January 8, 2008

RECEIVED
2008 JAN -9 PM 12:01
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 93154-00014

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Shareholder Proposal of Teamsters General Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Union Pacific Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Shareholders Meeting (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Teamsters General Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that:

> The Board of Directors make available, omitting proprietary information and at reasonable cost, in Union Pacific's annual proxy statement, by the 2009 annual meeting, information relevant to Union Pacific's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(7) because it pertains to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals with Matters Related to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a shareowner proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion:

> The first-relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social

aspect of managing the Company's operations to minimize risks to the Company, its employees, the communities it serves, and our country. Thus, the Proposal addresses "core matters involving the company's business and operations" that are "of a complex nature" and are "fundamental to management's ability to run [the Company] on a day-to-day basis," and, accordingly, constitute ordinary business matters within the meaning of Rule 14a-8(i)(7).

The Proposal is similar to many other shareholder proposals that the Staff has concurred may be omitted under Rule 14a-8(i)(7) because they seek reports on information about a transportation company's safety and security initiatives. For example, in *CNF Transportation, Inc.* (avail. Jan. 26, 1998), the Staff concurred with the exclusion of a proposal requesting that the board of directors develop and publish a safety policy accompanied by a report analyzing the long-term impact of the policy on the company's competitiveness and shareholder value. Likewise, in *AMR Corp.* (avail. April 2, 1987), the Staff concluded that a proposal requesting that the board of directors review and issue a report regarding the safety of the company's airline operations was excludable as a matter relating to ordinary business operations. *See also UAL Corp.* (avail. Jan. 28, 1998) (proposal requesting UAL to undertake a complete and thorough technical evaluation of the U.S. Air Traffic Control system, develop a plan to correct deficiencies found in the evaluation and provide continuing oversight of the ATC system excludable as ordinary business); *E.I. du Pont de Nemours and Co.* (avail. Nov 27, 1992) (concurring with the exclusion of a proposal as ordinary business because it related to "the safety of the Company's aviation operations").

Similar to the transportation companies in the precedent cited above, the Company's actions to implement security precautions and protocols are at the core of its business operations. The Proposal seeks information on a broad array of day-to-day security issues that confront the Company. Specifically, the Proposal addresses the Company's efforts to protect its operations from a "terrorist attack *and/or other* homeland security incidents" (emphasis added). The reference to "homeland security incidents" encompasses a wide range of security considerations separate from and in addition to a potential "terrorist attack." In fact, the security incidents over which the Department of Homeland Security has jurisdiction are broad. In creating the Department of Homeland Security, Congress specified that two of the Department's "primary responsibilities" are "border and transportation security" and "emergency preparedness and response."[1] Thus, among the responsibilities transferred to the Department of Homeland Security were the Federal Emergency Management Agency ("FEMA"), the United States Customs Service and the Animal and Plant Health Inspection Service.[2] Recognizing that it is responsible for responding to incidents that include but are not limited to potential terrorist

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1 Homeland Security Act of 2002, section 101(b)(2)(C) and (D).

2 Homeland Security Act of 2002, sections 402 and 502.

attacks, FEMA has established the National Incident Management System under which "first responders from different jurisdictions and disciplines can work together to respond to natural disasters and emergencies, including acts of terrorism."[3] The Department of Homeland Security's FEMA operations assist in preparing for and responding to incidents such as earthquakes, floods, hurricanes, landslides, thunderstorms, tornados, wild fires and winter storms.[4]

In order to implement the Proposal by reporting on all of the Company's efforts to safeguard its operations from homeland security incidents, the Company would need to address:

- its preparations for maintaining operations, avoiding injuries and assisting in response to natural disasters such as earthquakes, floods, hurricanes, landslides, thunderstorms, tornados, wild fires and winter storms;

- its efforts to secure against incidents involving avoidance of tariffs and customs duties or smuggling of contraband and counterfeit merchandise in violation of U.S. customs rules; and

- its actions to protect and inspect agricultural products and livestock that it transports to ensure that there is not an incident where tainted or diseased cargo crosses the borders into or is transported across our country.

Safeguarding the safety and security of the railroad against these types of incidents is an important, but ordinary and day-to-day aspect, of the Company's operations. As stated above, the Company dedicates considerable resources towards efforts to avoid, prepare for, respond to and minimize any impact these types of incidents could have on the Company, its employees, the communities it serves, and our country. Thus, the implementation of security measures to safeguard operations from the wide variety of incidents overseen by the Department of Homeland Security is a central and routine element of the Company's ordinary business. Regardless of whether the Company's efforts to safeguard from a potential terrorist attack transcends the Company's ordinary business, the Proposal clearly also requests that the Company report on actions it has taken to safeguard the security of its operations from incidents and threats that are routine and that have been faced by railroads for over a century.

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[3] Summary, Draft Revised NIMS Document (August 2007), *available at* http://www.fema.gov/emergency/nims/nims_doc.shtm.

[4] Terrorism is only one of seventeen types of incidents that FEMA addresses, as reported on its homepage. *See* http://www.fema.gov/index.shtm

The Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. Recently, the Staff affirmed this position in *Peregrine Pharmaceuticals Inc.* (avail. July 31, 2007), concurring with the exclusion of a proposal under Rule 14a-8(i)(7) recommending that the board appoint a committee of independent directors to evaluate the strategic direction of the company and the performance of the management team. The Staff noted "that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Peregrine omits the proposal from its proxy materials." In *General Electric Co.* (avail. Feb 10, 2000), because a portion of the proposal related to ordinary business matters, the Staff concurred with the exclusion of a proposal requesting that the company (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust only as intended. *See also Medallion Financial Corp.* (avail. May 11, 2004) (concurring with the exclusion of a proposal requesting that the company consult an investment bank to evaluate ways to increase shareholder value, and noting that it "appears to relate to both extraordinary transactions and non-extraordinary transactions"); and *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring with the exclusion of a proposal requesting a report to ensure that the company did not purchase goods from suppliers using unfair labor practices because the proposal also requested that the report address ordinary business matters).

Thus, consistent with the precedent cited above, the Proposal may be excluded in its entirety because it relates to the Company's ordinary business matters, even if a separate prong of the Proposal also relates to a non-ordinary business matter.

B. The Proposal Is Excludable Because It Seeks an Evaluation and Report on Actions the Company Has Taken to Minimize the Risks and Liabilities of the Company's Operations.

As stated above, even if the portion of the Proposal that asks for disclosure of information on efforts to safeguard the security of operations from a terrorist attack touch upon a significant social policy issue, the Proposal is excludable because it also asks for information on security efforts that are a part of the Company's ordinary business operations. Moreover, the fact that even one prong of a proposal may invoke a significant policy issue does not automatically mean that prong does not involve ordinary business matters. For example, in *General Motors Corp.* (avail. Apr. 4, 2007), a proposal requesting that the board institute an executive compensation program that tracks progress in improving the fuel economy of GM vehicles was excludable under Rule 14a-8(i)(7). The Staff stated "[i]n this regard we note that while the proposal mentions executive compensation, the thrust and focus of the proposal is on ordinary business matters."

In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff set forth the standard it applies in evaluating whether proposals such as the Proposal implicate significant policy issues or ordinary business matters, as follows:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The Staff also stated in SLB 14C that "[i]n determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole."

The Proposal is similar to a proposal submitted to the Company by the Proponent last year (the "2007 Proposal") that the Staff concurred could be excluded under Rule 14a-8(i)(7) as relating to "evaluation of risk." The key differences between the Proposal and the 2007 Proposal are reflected in the table below, with underlined language indicating language that has been changed from the 2007 Proposal (including its supporting statement):

	The Proposal	2007 Proposal
Resolved Clause	Seeks disclosure of "information relevant to Union Pacific's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents."	Seeks disclosure of "information relevant to the Company's efforts to both safeguard the security of their operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents."
First Paragraph of Supporting Statement	Asserting "it is critical that shareholders be allowed to evaluate the steps Union Pacific has taken to minimize risks to the public arising from a terrorist attack or other homeland security incident."	Asserting "it is imperative that shareholders be allowed to evaluate the steps our Company has taken to minimize financial risk arising from a terrorist attack or other homeland security incident."
Last Two Paragraphs of Supporting Statement	"The lack of such information prevents shareholders from assessing crucial information relating to the protection of our country, our Company and our workers. We urge you to support disclosure of homeland security measures at Union Pacific by voting FOR this proposal."	"The lack of such information prevents shareholders from being able to make decisions based on the facts. To protect our investments, our Company and our employees, we urge you to support disclosure of security measures at Union Pacific Corporation. We urge you to vote FOR this proposal."

Thus, under the Staff's interpretive position as summarized in SLB 14C, the issue is whether, as a result of the wording changes highlighted above, the Proposal "focus[es] on the company minimizing or eliminating operations that may adversely affect the environment or the public's health."[5] For example, in *Du Pont de Nemours and Co.* (avail. Feb. 24, 2006), the

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[5] We recognize that the Staff has recently declined to concur that Burlington Northern Santa Fe Corp. ("BNSF") could exclude a proposal substantially identical to the Proposal under Rule 14a-8(i)(7), noting that "it was unable to conclude that BNSF has met its burden of establishing that BNSF may exclude the proposal under rule 14a-8(i)(7)." *Burlington Northern Santa Fe Corp.* (avail. Dec. 27, 2007). However, we believe that BNSF letter to

[Footnote continued on next page]

proposal requested the company to report on what would be the implications if the company were to take specific steps identified in the proposal (specifically, reducing the use and storage of extremely hazardous substances, reengineering process and locating facilities outside high-population areas) to reduce the risk to the public from the company's operations. The Staff did not concur that the proposal involved "an evaluation of risk" that would permit it to be excluded under Rule 14a-8(i)(7). Likewise, in *CVS Corp.* (avail. Mar. 3, 2006), the Staff did not concur that a proposal was excludable as involving an evaluation of risk when the proposal requested "a report evaluating the feasibility of CVS reformulating all of its private label cosmetics products to be free of chemicals linked to [certain public health concerns and to] take certain other actions described in the proposal."

In contrast, the Staff did concur in exclusion under Rule 14a-8(i)(7) of a proposal asking that the board assess "how [a] company is responding to rising regulatory, competitive and consumer pressure to address global warming." *Centex Corp.* (avail. May 14, 2007). To similar effect, in *The Ryland Group, Inc.* (avail. Feb 13, 2006), the Staff concurred that the company could exclude a proposal requesting the company to assess its response to rising regulatory, competitive and public pressure to increase energy efficiency. In *Ace Ltd.* (avail. Mar. 19, 2007), the Staff concurred in the exclusion of a proposal requesting a report on "the company's strategy and actions related to climate change, including ... steps taken by the company in response to climate change." Likewise, in *Eli Lilly & Co.* (avail. Jan. 11, 2006), the Staff concurred in the exclusion of a proposal seeking disclosure of "the effects on the longterm economic stability of the company and on the risks of liability to legal claims resulting" from certain actions the company had taken to limit the availability of the company's products. In each of these cases, the Staff concurred that the proposals related to an "evaluation of risk" from steps the companies

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[Footnote continued from previous page]

the Staff stating its rationale for exclusion of the proposal did not specifically analyze the implications of the differences between the language of the proposal submitted to BNSF (and that are reflected in the Proposal) and the language of the 2007 Proposal, and relied on an argument that efforts to secure a railroad from terrorist attacks did not raise significant social policy issues. As stated in part B.5. of Staff Legal Bulletin No. 14 (July 13, 2001), "The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company.... Unless a company has demonstrated that it is entitled to exclude a proposal, we will not concur in its view that it may exclude that proposal from its proxy materials." For the reasons discussed in this letter, we believe that each of the three separate analyses set forth in this letter satisfy the burden of demonstrating that the Company is entitled to exclude the Proposal, regardless of whether the issue of how to secure the U.S. rail network from a potential terrorist attack raises a significant social policy issue.

were taking to address issues that could be viewed as implicating significant social policy issues (such as global warming).

Moreover, shareholder proposals need not explicitly request an "evaluation of risk" to be excludable on that basis under Rule 14a-8(i)(7). For example, in *Pulte Homes Inc.* (avail. Mar. 1, 2007), the Staff concurred that the company could exclude as relating to "evaluation of risk" a proposal requesting that the company "assess its response" to rising regulatory, competitive, and public pressure to increase energy efficiency. *See also Great Plains Energy Inc.* (avail. Feb. 27, 2007) (proposal demanding a "financial analysis . . . of the impact" of a carbon dioxide emissions tax excludable as calling for an evaluation of risk); *Wells Fargo & Co.* (avail. Feb. 16, 2006) (proposal requesting a report on the effect on Wells Fargo's business strategy of the challenges created by global climate change called for an evaluation of risk); *The Dow Chemical Co.* (avail. Feb. 23, 2005) (concurring with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting a report describing the reputational and financial impact of the company's response to pending litigation because it related to an evaluation of risks and liabilities); *American International Group, Inc.* (avail. Feb. 19, 2004) (concurring that the company could exclude a proposal that requested the board of directors to report on "*the economic effects* of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy," because it called for an evaluation of risks and benefits) (emphasis added).

The Proponent's revisions removed language from the 2007 Proposal referring to financial and investment risk and retained or supplemented language addressing risks to the public. The Proponent may be suggesting, paradoxically, that by removing language that linked the 2007 Proposal to the interests of shareholders, the Proposal has been converted into one that "raise[s] policy issues so significant that it would be appropriate for a shareholder vote." We believe that the revisions do not have this effect. The Proposal remains one that focuses on requesting a report on the risks and liabilities that the Company may face, and does not request that the Company report on initiating specific steps to minimize or eliminate operations that could affect the public health. The Proposal is comparable to ones in which the Staff has concurred in exclusion under Rule 14a-8(i)(7) as involving an evaluation of risks, because (in the words of SLB 14C) the Proposal's focus is not on the Company "minimizing or eliminating operations that may adversely affect the environment or the public's health." Accordingly, under the standard set forth in SLB 14C, the Staff's long line of precedent and the statements by the Commission setting forth the policy bases underlying Rule 14a-8(i)(7), the Proposal is excludable.

C. The Proposal Is Excludable Because It Seeks a Report on Actions the Company Has Already Taken.

The Staff also has concurred that proposals requesting a report on actions a company has already taken are excludable under Rule 14a-8(i)(7). We believe the rationale for this precedent is that because the proposal does not seek additional action by the company, there is little to be gained by such a proposal. Thus, under Rule 14a-8(a), the Commission has defined a proposal as a "recommendation or requirement that the company and/or its board of directors take action…."[6] Thus, in *Nabors Industries Ltd.* (avail. Mar. 19, 2005), the proposal requested "that the [c]ompany prepare and issue a Reincorporation Impact Statement relating to the ongoing impact of the change in the company jurisdiction of incorporation from the United States of America to Bermuda." The Staff concurred that Nabors could exclude the proposal under Rule 14a-8(i)(7) because it related to "an evaluation of specific effects of a completed transaction." Likewise, here the Proposal requests information that the Supporting Statement argues is necessary to allow shareholders "to evaluate the steps Union Pacific *has taken* to minimize risks to the public" (emphasis added). Because the Proposal seeks a report on the effects of past actions, it does not raise significant policy issues for shareholders, and therefore is excludable under Rule 14a-8(i)(7).

CONCLUSION

Accordingly, we request that the Staff concur that the Proposal may be excluded under Rule 14a-8(i)(7). Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

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[6] At the time the Commission adopted this rule, it stated "In formulating the definition, it was not our intention to preclude proposals merely because they seek information, and the fact that a proposal seeks only information will not alone justify exclusion under the definition." 1998 Release (citations omitted). However, here the Proposal seeks only a report on past actions; the future implications of those actions relate primarily to an assessment of the risks and liabilities to the company of such action, which as discussed above is a separate grounds for exclusion under Rule 14a-8(i)(7)).

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or James J. Theisen, Jr., Assistant General Counsel and Assistant Secretary of the Company, at (402) 544-6765.

Sincerely,

Ronald O. Mueller

ROM/acp
Enclosures

cc: James J. Theisen, Jr., Union Pacific Corporation
C. Thomas Keegel, Teamsters General Fund

100364510_4.DOC

EXHIBIT A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

June 28, 2007

UNION PACIFIC
OFFICE OF SVP-HR & CORP SECRETARY

JUN 2 9 2007

BY FACSIMILE: (402) 501-2144
BY UPS NEXT DAY

Ms. Barbara Schaefer, Corp. Secy.
Union Pacific Corporation
1400 Douglas Street, MC 10015
Omaha, NE 68179

Dear Ms. Schaefer:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2008 Annual Meeting.

The General Fund has owned 60 shares of Union Pacific Corporation continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to Louis Malizia of the Capital Strategies Department, at (202) 624-6930.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/lm
Enclosures

RESOLVED: That the shareholders of Union Pacific Corporation ("Union Pacific" or "Company") hereby request that the Board of Directors make available, omitting proprietary information and at reasonable cost, in Union Pacific's annual proxy statement, by the 2009 annual meeting, information relevant to Union Pacific's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents.

SUPPORTING STATEMENT: Since Union Pacific is involved with the transportation, storage and handling of hazardous materials including chemicals, explosives, radioactive materials, gases, poisons and corrosives, it is critical that shareholders be allowed to evaluate the steps Union Pacific has taken to minimize risks to the public arising from a terrorist attack or other homeland security incident.

The United States Naval Research Lab reported that one 90-ton tank car carrying chlorine, if targeted by an explosive device, could create a toxic cloud 40 miles long and 10 miles wide, which could kill 100,000 people in 30 minutes. Safeguarding U.S. security should be a priority for Union Pacific, especially since the 9/11 attacks have crystallized the vulnerability of our nation's transportation infrastructure. Further, the train bombings in London and Madrid, where hundreds of people died and thousands were injured, highlight the vulnerability of railways as prime targets for terrorist attacks.

Citizens for Rail Safety, Inc. (CRS), a national nonprofit public interest organization comprised of transportation consultants and concerned citizens advocating for national railroad safety and efficiency, unveiled a Penn State University report on June 12, 2007, exposing glaring holes in rail security and therefore, opportunities for terrorism in the U.S. system. The report, "Securing and Protecting America's Rail System: U.S. Railroads and Opportunities for Terrorist Threats" uncovered the need for an increase in terrorism preparedness training for rail workers in order to improve rail security and protect the public.

Rail workers throughout our Company report that Union Pacific has failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate communities in our country and destroy our Company.

While other rail companies, such as Canadian Pacific Railway, have disclosed extensive detail of both security actions taken to protect their infrastructure and personnel and their cost, Union Pacific does not mention any efforts it has undertaken to protect the railroad in high-risk areas like Los Angeles, Houston, Chicago, Portland, Seattle, Dallas and Phoenix. Indeed, Chicago-residents and those of 10 additional metropolitan areas are working through the courts to establish ordinances that would re-route rail operations in order to protect major urban communities.

The lack of such information prevents shareholders from assessing crucial information relating to the protection of our country, our Company and our workers.

We urge you to support disclosure of homeland security measures at Union Pacific by voting **FOR** this proposal.

AMALGAMATED BANK.

June 26th, 2007

Ms. Barbara Schaefer
Corporate Secretary
Union Pacific Corporation
1400 Dodge Street MC 10015
Omaha NE 68179

Re: Union Pacific Corporation. – Cusip # 907818108

Dear: Ms. Schaefer:

Amalgamated Bank is the record owner of 60 shares of common stock (the "Share") of Union Pacific Corporation, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # The International Brotherhood of Teamsters General Fund has held the Shares continuously since 05/31/2005 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4971.

Very truly yours,

Hugh A. Scott
First Vice President
Amalgamated Bank

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

RECEIVED
2008 JAN 18 PM 12:44
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 17, 2008

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-1090

Re: Union Pacific Corporation's No-action Request Regarding Shareholder Proposal Submitted by the Teamsters General Fund

Dear Sir or Madam:

By letter dated January 8, 2008 (the "No-Action Request"), Union Pacific Corporation ("Union Pacific" or "Company") asked that the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamsters General Fund (the "Fund") from the Company's proxy materials to be sent to shareholders in connection with the 2008 annual meeting of shareholders (the "2008 Annual Meeting").

The Proposal requests that the Company make available, omitting proprietary information and at reasonable cost, in Union Pacific's annual proxy statement, by the 2009 annual meeting, information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents.

Union Pacific contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), arguing that the Proposal pertains to the Company's ordinary business operations.

We believe that Union Pacific should not be permitted to exclude the Proposal from its 2008 proxy materials pursuant to Rule 14a-8 for the reasons set forth below:

BASES FOR INCLUSION

I. The Proposal Focuses on Rail Security—a Significant Social Policy Issue—and the Company's Operations Related Thereto, Precluding Application of the Ordinary Business Exclusion

A. Rail Security Is A Significant Social Policy Issue

Union Pacific states that "when examining whether a proposal may be excluded under Rule 14a-8(i)(7), the first step is to determine whether the proposal raises any significant social policy issue. If a proposal does not, then it may be excluded under Rule 14a-8(i)(7)."

Accordingly, our immediate assertion is that rail security is indeed a significant social policy issue. This is a subject that the Fund—along with certain Congressional Representatives—took up with the Commission last year.

In 2007, the Fund appealed to the Commission to exercise its discretion under 17 C.F.R.§ 202.1(d) and review a determination by the Division of Corporation Finance that Norfolk Southern Corporation may exclude from its proxy materials a shareholder proposal on rail security submitted by the Fund. The Fund argued that the subject matter of the proposal, rail security, is a significant social policy issue and the focus of widespread public debate, precluding application of the ordinary business exclusion.

In response to the Staff's no-action determinations regarding proposals on rail security, Chairman Dennis Kucinich (D-OH) and Ranking Minority Member Darrell Issa (R-CA) of the U.S. House of Representatives' Committee On Oversight and Government Reform, which has broad oversight jurisdiction over many federal agencies including the Securities and Exchange Commission (SEC) wrote to Chairman Cox requesting a staff briefing regarding the application of the ordinary business exclusion in relation to shareholder proposals.

Noting that under Rule 14a-8(i)(7) company management is not free to exclude from a vote of the shareholders any proposal that deals with sufficiently significant policy issues, Congressmen Kucinich and Issa wrote: "The President and Congress have devoted considerable time and resources to evaluating and improving rail security. . . in the context of protecting homeland security and public safety." The letter explained:

> As you may know, the President asked for $175 million for the transit, passenger rail and freight rail security grant program in DHS in his FY2008 budget request. Congress appropriated an identical sum for the grant program in FY2007 as well. Furthermore, the House Homeland Security Committee has held five hearings and mark-ups on rail security matters in this congress alone, including: on 2/6/07, a Subcommittee hearing on "Update on Federal Rail and Public Transportation Security Efforts;" on 2/12/07, a Subcommittee hearing on "Rail and Mass Transit Security: Industry and Labor Perspectives"; on 2/28/07, a Subcommittee markup of HR 1401 ("Rail and Public Transportation Security Act of 2007"); on 3/5/07, a Full committee hearing on HR 1401 ("Rail and Public Transportation Security Act of 2007"), and on 3/12/07 Full committee markup of HR 1401 ("Rail and Public Transportation Security Act of 2007").
>
> We believe that the President and the members of the Homeland Security Committee are under the impression that their efforts in this regard concern a significant social policy issue.[1]

Staff Legal Bulletin 14A states that "the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'"[2] In July 2000, the Division of Corporation Finance stated in "Current Issues and Rulemaking Projects" that it had declined to allow exclusion of a shareholder proposal on "cash balance" pension plans submitted to IBM, despite the Staff's consistent characterization of employee benefits-related issues as ordinary business, because "the staff was persuaded that the widespread public debate on the significant social and corporate policy issues raised by conversion from defined-benefit to cash-balance retirement plans caused the subject-matter of this particular proposal to fall outside the realm of 'ordinary business' matters subject to exclusion under Rule 14a-8(i)(7)."[3]

There is currently a widespread public debate about how to secure the U.S. rail network from terrorist attack:

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[1] Letter to SEC Chairman Christopher Cox from Rep. Dennis Kucinich and Rep. Darrell E. Issa, on behalf of the House of Representatives' Committee on Oversight and Government Reform (June 5, 2007)

[2] Staff Legal Bulletin 14A (July 12, 2002).

[3] Division of Corporation Finance, "Current Issues and Rulemaking Projects," at 89-90 (July 25, 2000) (available at http://www.sec.gov/pdf/cfcr072k.pdf).

- A CSX freight derailment in Washington, D.C. in November 2007, called public attention to the rail system's ongoing vulnerability and ignited further debate as to the efficacy of the Bush administration's rail security efforts. The Center for American Progress (CAP), a national political policy research and advocacy organization, said the derailment "is a grim reminder that we have yet to adequately address one of the nation's most serious homeland security vulnerabilities."[4]

  According to NBC News4, Homeland Security officials "said the incident brings another problem to the surface—trains carrying hazardous materials traveling through the nation's capital." Congresswoman Eleanor Holmes-Norton told News4: "We can't keep depending on luck."[5]

- A widely discussed article last year by Pittsburgh Tribune-Review investigative reporter Carl Prine described how Prine had been able to penetrate lackluster or absent security at 48 chemical plants and the freight rail lines that carry their products, leaving hundreds of business cards to mark his incursions.[6] The New York Times reported similar findings in an inspection by the Federal Railroad Administration, this one following a credible terrorist threat in 2005.[7]

- Federal lawmakers have focused significant attention on rail security throughout 2007. On August 3, 2007, President Bush signed into law the "Implementing Recommendations of the 9/11 Commission Act of 2007." This comprehensive piece of legislation includes significant Rail Security measures which had originally been introduced in such stand alone bills as H.R. 1269 and H.R. 1401, "The Rail and Public Transportation Security Act of 2007." Some of the measures in the law include: $1.2 billion in authorized funding over the next four years for general Railroad Security Enhancements; $650 million over the next four years for Amtrak Security Enhancements; requirement for the development of a "National Strategy for Railroad Transportation Security" within the next 9 months; requirement for Railroad Carrier Security Assessments and Plans; requirements for the development

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4 "Derailed Train Exposes Weakness in Rail Security," Center for American Progress (Nov. 13, 2007) (available at: http://www.americanprogress.org/issues/2007/11/derailment.html)
5 "Clean Up, Questions Begin In Train Derailment," NBC News4 (Nov. 9, 2007) (available at: http://www.nbc4.com/news/14552564/detail.html)
6 Carl Prine, "Terror on the Tracks," Pittsburgh Tribune-Review (Jan. 14, 2007); see also, e.g., Associated Press, "Probe: Trains Can be Easy Terror Targets" (Jan. 16, 2007).
7 Walt Bogdanich & Christopher Drew, "Deadly Leak Underscores Concerns About Rail Safety," The New York Times (Jan. 9, 2005).

and implementation of a Railroad Security Training Program in consultation with Rail Labor; and, employee whistleblower protections.[8]

Prior to the President signing into law the "Implementing Recommendations of the 9/11 Commission Act of 2007," the House Homeland Security Committee held five hearings and mark-ups on rail security matters in this congress alone, including: on 2/6/07, a Subcommittee hearing on "Update on Federal Rail and Public Transportation Security Efforts;" on 2/12/07, a Subcommittee hearing on "Rail and Mass Transit Security: Industry and Labor Perspectives"; on 2/28/07, a Subcommittee markup of HR 1401 ("Rail and Public Transportation Security Act of 2007"); on 3/5/07, a Full committee hearing on HR 1401 ("Rail and Public Transportation Security Act of 2007"), and on 3/12/07 Full committee markup of HR 1401 ("Rail and Public Transportation Security Act of 2007").[9]

House Homeland Security Chairman Bennie Thompson announced in January 2007 that rail security would be the focus of the committee's first piece of legislation in 2007, and in 2006, Thompson asked the Government Accountability Office to review the Transportation Security Administration's rail security initiatives.[10] In the Senate, the Surface Transportation and Rail Security Act of 2007 was passed by the Committee on Commerce, Science and Transportation in February.[11]

- The steps the private sector should be taking are also a matter of intense public discussion. Testimony from Jack Riley, the RAND Corporation's Director of Public Safety and Justice, in 2004 before the Senate Committee on Commerce, Science and Transportation highlighted the fact that "[t]o a considerable extent, the security of the nation's freight rail system is in the hands of the private sector," which must compete with other modes of

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[8] "President Bush Signs 'Implementing Recommendations of the 9/11'into Law," White House Press Release (Aug. 3, 2007) (available at: http://www.whitehouse.gov/news/releases/2007/08/20070803-1.html); see also "President Signs Rail Security Legislation Into Law," Brotherhood of Locomotive Engineers and Trainmen Press Release (Aug. 3, 2007) (available at: http://www.bletdc.org/2007/08/president-signs-rail-security.php)

[9] Letter to SEC Chairman Christopher Cox from Rep. Dennis Kucinich and Rep. Darrell E. Issa, on behalf of the House of Representatives' Committee on Oversight and Government Reform (June 5, 2007)

[10] Chris Strohm, "House Member Puts Rail Security at Top of His Panel's Agenda," GovExec.com (Jan. 29, 2007).

[11] Press Release, "Senate Commerce Committee Approves Security Bills, Nominations" (Feb. 14, 2007) (available at http://commerce.senate.gov/public/index.cfm?FuseAction=PressReleases.Detail&PressRelease_id=248742 &Month=2&Year=2007).

transportation.[12] Stephen Flynn, a senior national security fellow at the Council on Foreign Relations, has criticized rail companies for failing to provide information on hazardous cargos to local first responders.[13]

- In particular, significant controversy surrounds the issue of whether rail companies should be required to reroute hazardous cargo around major cities that could be targets of terrorist attacks, with supporters of such rerouting singling out Norfolk Southern and CSX for their refusals to reroute.[14] On March 12, 2007, Senator Joseph Biden proposed an amendment to the 9/11 Commission bill to require such rerouting.[15] Senator Biden had previously introduced the Hazardous Materials Vulnerability Reduction Act of 2005.[16]

- Local governments have also been taking steps to fill perceived gaps. Washington, D.C. passed a law in 2005, now under challenge by CSX, prohibiting hazardous cargo from coming within 2.2 miles of the U.S. Capitol.[17] Similar proposals were introduced in Boston, Chicago and Baltimore.[18]

- The Center for American Progress (CAP), in a report issued in 2005, made the case for increased corporate disclosure of the type sought in the Proposal as a strategy for combating terrorism. CAP argued that in addition to informing shareholders about key business issues, fuller disclosure regarding security issues (excluding classified or other sensitive information) would improve corporate processes and emphasize the centrality of security concerns to companies' core businesses.[19]

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[12] Statement of Jack Riley, Director of RAND Public Safety and Justice, Before the Committee on Commerce, Science and Transportation, United States Senate, at 9 (Mar. 23, 2004) (available at http://www.rand.org/pubs/testimonies/2005/RAND_CT224.pdf).

[13] Eben Kaplan, "Rail Security and the Terrorist Threat," Council on Foreign Relations Backgrounder at 3-4 (Mar. 12, 2007).

[14] See Press Release by Friends of the Earth, "New Rail Security Rules Leave Communities At Risk" (Dec. 15, 2006) (available at http://www.foe.org/new/releases/december2006/railroadsecurityrisk121506.html); "Government Proposes Rail Security Plan," USA Today (Dec. 15, 2006).

[15] Press Release by Sen. Joseph Biden, "Biden Calls for Rerouting Hazardous Chemical Shipments Away From Population Centers" (Mar. 12, 2007) (available at http://biden.senate.gov/newsroom/details.cfm?id=270512&).

[16] See Floor Statement at http://biden.senate.gov/newsroom/details.cfm?id=239196&&.

[17] Kaplan, supra note 13, at 3; "Government Proposes Rail Security Plan," supra note 14.

[18] Julia Malone, "Growing Number of Major Cities Want Hazmats Off the Rails in Downtowns, Neighborhoods," Cox Newspapers Washington Bureau (Mar. 26, 2006) (available at http://www.coxwashington.com/reporters/content/reporters/stories/2006/03/26/BC_HAZMATS_RAILCARS25_COX.html).

[19] Robert Housman & Timothy Olson (Center for American Progress), "New Strategies to Protect America: A Market-Based Approach to Private Sector Security," at 8-9 (Aug. 10, 2005) (available at http://www.americanprogress.org/issues/2005/08/after_london_madrid.html).

As these examples demonstrate, rail security, including the measures being undertaken by the private sector, is a significant social policy issue. The connection between rail security and the threat of another major terrorist attack in the U.S. engages the attention of the media and the public at large. Legislators and regulators are actively engaged in trying to reduce the vulnerability of the U.S. system to terrorist attack, and in the course of doing so, are raising public awareness of the issue even further through hearings and press outreach.

B. Proposals Focused on Significant Social Policy Issues Are Beyond The Realm of Ordinary Business

Union Pacific asserts that while determining whether a proposal raises a significant social policy issue is the first step in examining whether that proposal may be excluded under Rule 14a-8(i)(7), such determination is "not the end of the analysis." According to Union Pacific, the next step involves a determination as to whether the proposal implicates a Company's ordinary business. It states: "We believe that most Rule 14a-8(i)(7) determinations considered by the Staff do not revolve around whether the subject matter of a proposal has raised a significant social policy issue, but instead depend on whether the specific actions sought by the proposal or some other aspect of the proposal involve day-to-day business matters."

However, we argue that the next step is not a determination as to "whether the specific actions sought by the proposal or some other aspect of the proposal *involve* day-to-day business matters." (emphasis added) We believe that the 1998 Release and Staff Legal Bulletin 14C make clear that the next step is a determination as to whether the proposal *focuses* on day-to-day business matters or whether it *focuses* on the applicable social policy issue and the Company's efforts related thereto that may affect the environment or the public's health.

We believe that Union Pacific misinterprets the 1998 Release, which explains the considerations used to determine whether a proposal involving ordinary business is appropriate for a shareholder vote. The 1998 Release states:

> The first-relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy

> issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.[20]

By stating that a proposal relating to "[ordinary business] matters *but* focusing on sufficiently significant social policy issues" is not excludable (emphasis added), the 1998 Release makes clear that a subject's status as a significant social policy issue trumps its characterization as an ordinary business matter.

By stating that the second consideration "relates *to the degree to which* the proposal seeks to 'micro-manage' the company by probing *too deeply* into matters of a complex nature" (emphasis added), the 1998 Release makes clear that in evaluating proposals under Rule 14a-8(i)(7), a central consideration must be whether the proposal delves too deeply into the day-to-day management of the company—not whether it involves or touches on the day-to-day management of the company at all. In other words, we believe the 1998 Release makes clear that proposals addressing significant social policy issues but involving ordinary business matters still preclude application or the ordinary business exclusion provided they maintain focus on the social policy issue and the Company's related actions without attempting to micro-manage the company.

In addressing proposals related to an evaluation of risk, Staff Legal Bulletin 14C further distinguishes that the focus of the proposal is crucial in determining the applicability of Rule 14a-8(i)(7). The Bulletin states: "Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining *whether the focus of these proposals is a significant social policy issue. . . .* " (emphasis added)

By emphasizing the focus of the proposal, Staff Legal Bulletin 14C supplements the guidance of the 1998 Release, providing that significant social policy issues preclude application of the ordinary business exclusion as long as they focus on the significant social policy issue and the Company's actions related thereto. For reasons that we will elucidate below (see Section D), the Proposal indeed focuses on rail security and the Company's actions regarding rail security—actions which directly affect the health of the environment and the general public.

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[20] Exchange Act Release No. 40018 (May 21, 1998)

C. The Proposal Focuses on the Company's Efforts Regarding Rail Security, Not its Overall Safety Programs

Union Pacific argues that the Proposal "is excludable because it seeks a report on the Company's overall safety programs," and contends that the Proposal "is similar to many other shareholder proposals that the Staff has concurred may be omitted under Rule 14a-8(i)(7) because they seek reports on information about a transportation Company's safety and security initiatives." Supporting this claim, Union Pacific cites *CNF Transportation, Inc.* (avail. Jan. 26, 1998), *AMR Corp.* (avail. April 2, 1987), *UAL Corp.* (avail. Jan. 28, 1998), and *E.I. du Pont de Nemours and Co.* (avail. Nov. 27, 1992)—all proposals that dealt with the respective companies' general safety programs and procedures.

Union Pacific further argues that the Proposal "seeks information on a broad array of day-to-day security issues that confront the Company" and claims that the Proposal's reference to 'other homeland security incidents' "encompasses a wide range of security considerations separate from and in addition to a potential 'terrorist attack.'" In fact, Union Pacific suggests that—because the Federal Emergency Management Agency (FEMA) and the United States Customs Services and the Animal and Plant Inspection Service are among the responsibilities transferred to the Department of Homeland Security—'other homeland security incidents' could refer to earthquakes, floods, hurricanes, landslides, thunderstorms, tornados, wild fires and winter storms.

We believe that this argument demonstrates Union Pacific's deliberate failure to acknowledge the Proposal's clear focus on the issue of rail security as related to potential terrorist attacks. In Staff Legal Bulletin 14C, the Staff explains that in determining whether the focus of the proposals is a significant social policy issue it considers "both the proposal and the supporting statement as a whole."[21] The resolved clause requests a report on the Company's "efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents." The Proposal's supporting statement includes:

- a statement regarding the critical need for shareholders to be able "to evaluate the steps Union Pacific has taken to *minimize risks to the public arising from a terrorist attack* or other homeland security incident;"
- a discussion of the train bombings in London and Madrid—highly coordinated terrorist attacks that "highlight *the vulnerability of railways as*

[21] Staff Legal Bulletin 14C (June 28, 2005).

prime targets for terrorist attacks;"

- references to "Securing and Protecting America's Rail System: U.S. Railroads and Opportunities for Terrorist Threats"—a Penn State University report that exposes "*glaring holes in rail security and therefore, opportunities for terrorism* in the U.S. system" and that uncovers "*the need for an increase in terrorism preparedness training for rail workers in order to improve rail security and protect the public*;" and,
- reports that Union Pacific rail workers have stated their belief that the Company "has failed to implement significant security improvements *to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate communities in our country* and destroy our Company."

(emphasis added)

Given the full context of the proposal and the supporting statement, we believe that the Proposal leaves no doubt as to its focus on Union Pacific's efforts regarding rail security as related to potential terrorist attacks—efforts that are inextricably linked to the health of the environment and the general public. Therefore, while the Proposal references 'other homeland security incidents,' we believe that the full context of the Proposal makes clear that the homeland security incidents to which the Proposal refers are those related to terrorist attacks and not earthquakes, floods, hurricanes, landslides, thunderstorms, tornados, wild fires and winter storms.

Furthermore, on the Department of Homeland Security's (DHS) website, the agency lists "Securing Our Nation's Rail Systems" as one of its activities and programs.[22] In explaining the efforts involved regarding rail security, DHS clearly uses the context of terrorism to frame its efforts. DHS introduces the subject by stating:

> Since the terrorist attacks of September 11, 2001, the 7/7 London subway bombings, and the Madrid rail bombings, the Department of Homeland Security has taken several steps to manage risk and strengthen our nation's rail and transit systems by: Providing funding to state and local partners; Training and deploying manpower and assets for high risk areas; Developing and testing new technologies, and; Performing security assessments of systems across the country.

DHS goes on to give extensive detail regarding its efforts related to rail security—all

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[22] Department of Homeland Security, http://www.dhs.gov/xprevprot/programs/

of which address potential terrorist attacks. It discusses at length the various teams DHS is training (including law enforcement personnel, canine teams, and inspection personnel) to deter and protect against potential terrorist actions; various new screening techniques and technologies which could be deployed quickly to systems facing a specific terrorist threat; pilot technologies and studies underway in major American cities; and criticality assessments that have been conducted by the Transportation Security Administration (TSA) to determine best practices, weaknesses, and vulnerabilities across the nation.[23] Notably, the discussion lacks any references to earthquakes, landslides, winter storms, et al.

Given that the entirety of DHS's discussion of "Securing Our Nation's Rail Systems" posits rail security as relating to potential terrorist attacks, and given the Proposal's focus on rail security in the context of potential terrorist attacks, we believe that a fair reading of the Proposal would infer that 'homeland security' refers to homeland rail security related to terrorist attacks. We do not believe there is any ambiguity as to the Proposal's focus or scope.

Union Pacific continues to assert that the Proposal is excludable because it addresses both ordinary and non-ordinary business matters, relying on its claim that 'homeland security incidents' encompass a broad array safety issues considered to be routine business matters. Because we believe the Proposal's scope clearly focuses on rail security related to terrorist attacks—an issue that transcends the Company's ordinary business—we argue that this assertion is false. Therefore, we also believe that the Staff determinations cited here as examples—*Peregrine Pharmaceuticals Inc.* (avail. July 31, 2007), *General Electric Co.* (avail. Feb. 10, 2000), *Medallion Financial Corp.* (avail. May 11, 2004), and *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999)—are irrelevant.

D. The Proposal Seeks an Evaluation and Report on Actions the Company Is Taking Regarding Rail Security, Actions Which Directly Affect the Health of the Environment and the General Public

Union Pacific states that "the fact that even one prong of a proposal may invoke a significant policy issue does not automatically mean that prong does not involve ordinary business matters." As an example, it cites *General Motors Corp.* (avail. Apr. 4, 2007), in which the Staff found that a proposal requested that the board adopt an executive compensation program that tracks progress in improving the fuel economy of GM vehicles was excludable under Rule 14a8(i)(7) because "the thrust and focus of the proposal is on ordinary business matters." Union Pacific

[23] Department of Homeland Security, http://www.dhs.gov/xprevprot/programs/editorial_0895.shtm

goes on to reference Staff Legal Bulletin 14C, which sets forth the standards for evaluating whether proposals concern significant social policy issues or ordinary business matters.

While we acknowledge that implicating a significant social policy does not automatically preclude application of the ordinary business exemption, we believe that Staff Legal Bulletin 14C makes clear that *focusing* on a significant social policy issue does preclude application of the ordinary business exclusion. Here again, we think the focus of the proposal is critical, and we believe the Proposal's focus is clearly on the issue of rail security and Union Pacific's related efforts.

Union Pacific argues that "shareholder proposals need not explicitly request an 'evaluation of risk' to be excludable on that basis under Rule 14a-8(i)(7)." In this vein, the Company argues that the Proposal "is similar to a proposal submitted to the Company by the Proponent last year (the '2007 Proposal') that the Staff concurred could be excluded under Rule 14a-8(i)(7) as relating to 'evaluation of risk,' " noting the key differences between the two proposals in a table. Citing a number of other proposals found by the Staff to be excludable under the ordinary business rule, Union Pacific further argues that the Proposal "remains one that focuses on requesting a report on the risks and liabilities that the Company may face, and does not request that the Company report on initiating specific steps to minimize or eliminate operations that could affect the public health."

First of all, the Staff recently rejected arguments much like the ones Union Pacific advances here. In *Burlington Northern Santa Fe Corporation* (Dec. 27, 2007) (the "BNSF Decision"), the Staff refused to issue a determination that a proposal substantially similar to the Proposal could be excluded on ordinary business grounds. There, as here, the company argued that the proposal was highly similar to a proposal filed at BNSF in 2007 and asked for an impermissible risk assessment.

Union Pacific acknowledges the BNSF Decision, but argues that BNSF's no-action request letter "did not specifically analyze the implications of the differences between the language of the proposal submitted to BNSF . . . and the language of the 2007 Proposal." However, we argue that Union Pacific's arguments in Section B are substantially identical to those put forward by BNSF. For example, BNSF's letter to the Staff dated December 19, 2007, states the following:

> As noted in our No-Action Request, the only substantive difference between these precedents [*Kansas City Southern* (Feb. 21, 2007); *Norfolk Southern Corporation* (Feb. 20, 2007); and *Union Pacific Corporation* (Feb. 21, 2007)]

> and the Proponent's Proposal is that the phrase 'and minimize material financial risk' was included in the precedents, but not in our Proposal. The Proponent argues that this variation alone should yield a different result in this case, claiming that the deletion of the reference to financial risk shifts the focus of the letter away from BNSF's assessment of risk. This claim, however, is incorrect, as the Proposal still requires BNSF to engage in an assessment of risk. . . . With or without those words, BNSF necessarily must consider material financial risk to the Company. . .

We do not believe that Union's Pacific's arguments regarding an evaluation of risk raise any new arguments beyond what the Staff already considered in the BNSF Decision.

Union Pacific's table comparing the proposals' language is presumably meant to highlight that the textual changes between the 2007 Proposal and the Proposal are few in number, and to characterize the proposals as being similarly focused on an evaluation of risk. However, we believe that the word changes dramatically shift the focus and intent of the Proposal and welcome the opportunity for the Staff to evaluate the significant differences between the two proposals. The 2007 Proposal asked that Union Pacific report to shareholders on its "efforts to both safeguard the security of their operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents." By asking for information regarding minimizing material financial risk, the 2007 Proposal requested an assessment of risks and liabilities facing Union Pacific. The Proposal filed for the 2008 Annual Meeting clearly makes no such request. Rather, it explicitly focuses on Union Pacific's efforts to minimize the threats to the environment and the public's health posed by the Company's vulnerability to a terrorist attack on its rail system. As the supporting statement—and Union Pacific's table—clearly states: "it is critical that shareholders be allowed to evaluate the steps Union Pacific has taken to *minimize risks to the public* arising from a terrorist attack or other homeland security incident." (emphasis added) While the word changes are not large in number, they are critical changes that explicitly focus the Proposal on Union Pacific's efforts regarding rail security and not on an evaluation of risk, thereby applying the guidance offered in Staff Legal Bulletin 14C regarding proposals that relate to an evaluation of risk.

Furthermore, we believe that Union Pacific's argument that the Proposal "remains one that focuses on requesting a report on the risks and liabilities that the Company may face, and does not request that the Company report on initiating specific steps to minimize or eliminate operations that could affect the public health" reflects Union Pacific's failure to understand the inextricable tie between rail security and the health and safety of the environment and the general public. As the Fund argued in the BNSF Decision, any efforts that Union Pacific makes, or fails to make, to safeguard the security of its operations from a terrorist attack and/or other homeland security incident will directly affect the environment and the public's health. We, therefore, believe the Proposal is inherently about the Company's efforts to minimize or eliminate threats to the environment and the public's safety resulting from Union Pacific's vulnerability to a terrorist attack on its rail system. To be clear, that vulnerability is defined by Union Pacific's rail security efforts—Company actions and operations.

Union Pacific cites a number of precedents in Section B where the Staff found that proposals could be excluded under the ordinary business exclusion. In each of these cases, we believe they are not applicable to our Proposal because they are unlike our Proposal in focus. More specifically, we believe that the proposals at these companies focused on the companies engaging in internal assessments of risk and liabilities related to outside issues that could affect the environment or the public's health. By contrast, our Proposal focuses on Union Pacific's rail security efforts—Company operations that Union Pacific is capable of altering to avoid adversely affecting the environment or the public's health.

E. The Proposal Seeks a Report on Ongoing Actions the Company is Taking Regarding Rail Security

Union Pacific states that the Staff "has concurred that proposals requesting a report on actions a company has already taken are excludable under Rule 14a-8(i)(7)," noting its belief that "the rationale for this precedent is that because the proposal does not seek additional action by the company, there is little to be gained by such a proposal." According to Union Pacific, the Proposal "seeks a report on the effects of past actions."

The Proposal's resolved clause clearly states that the Fund seeks a report on "Union Pacific's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents." The Company's "efforts" are ongoing Company actions, not past events. As Union Pacific points out, a line in the supporting statement does argue that it is necessary to allow shareholders "to evaluate the steps Union Pacific *has taken* to minimize risks to the public" (emphasis added). However, we believe that many of the steps that Union Pacific might have taken would be steps that require ongoing implementation—not one time events but the adoption of processes and procedures related to rail security. Therefore, we believe the Proposal is unlike *Nabors Industries Ltd.* (avail. Mar. 19, 2005), in which the proposal focused on the Company's reincorporation in

Bermuda. Even if a reincorporation produces ongoing effects, it is indeed a completed transaction and not an ongoing process.

II. Conclusion

For the foregoing reasons, the Fund respectfully requests that the Division not issue the determination requested by Union Pacific.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Jamie Carroll, IBT Program Manager, at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jc
Enclosure

cc: Ronald O. Mueller, Gibson, Dunn & Crutcher LLP
James J. Theisen, Jr., Union Pacific Corporation
Barbara Schaefer, Union Pacific Corporation

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Union Pacific Corporation
Incoming letter dated January 8, 2008

The proposal requests that the board make available in its annual proxy statement information relevant to the company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents.

There appears to be some basis for your view that Union Pacific may exclude the proposal under rule 14a-8(i)(7), as relating to Union Pacific's ordinary business operations. We note that the proposal appears to include matters relating to Union Pacific's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Union Pacific omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END